EXHIBIT 20.5






January 2, 2008

RE: NOTICE OF THE TERMINATION AND FINAL CASH DISTRIBUTIONS OF THE GEODYNE INSTITUTIONAL/PENSION ENERGY INCOME PROGRAM P-6

Dear Geodyne Institutional/Pension Energy Income Program P-6 Limited Partner: As stated in our Notice to you dated February 5, 2007, the Geodyne Institutional/Pension Energy Income Program P-6 (the "Partnership") terminated by its own terms on December 31, 2007. Thereafter, the Partnership will liquidate as described in the February 5th notice and recent quarterly mailings.

As part of the liquidation, the Partnership will make a cash distribution on February 15, 2008, which will include proceeds from normal operations and any property sales completed during the October - December 2007 quarter. In early 2008, any remaining assets will be sold and liabilities will be satisfied and a final liquidating payment will be made. This payment is expected to be made by late April 2008.

The Schedule K-1 for the 2007 tax year will be mailed to you by early March 2008. The Partnership's final Schedule K-1 which will cover the 2008 tax year will be sent to you by the end of 2008. Attached is additional information for taxable accounts (such as non-IRA accounts).

If you have any questions about the termination and liquidation process, please contact Geodyne Investor Services at 888-436-3963 or geodyne@samson.com.

We have appreciated the opportunity to be of service to you during your holding of the Geodyne Partnership interest.


Sincerely,


Dennis Neill
President, Geodyne Resources, Inc.
General Partner

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                                Geodyne Programs
            Tax Consequences - Sale of Oil and Gas Properties and
                       Dissolution of the Geodyne Programs
               For the Years Ending December 31, 2007 and 2008

The sale of all remaining oil and gas properties of the Geodyne Programs and the dissolution of the Geodyne Programs at the end of 2007 will have the following tax consequences:

SALE OF PROPERTIES:

The oil and gas properties will be sold in 2007 and 2008 and the proceeds received from these sales will be distributed to the limited partners (the "Geodyne Partners") in the Geodyne Programs. The cash distributions themselves will not generate taxable income or loss; however gain from the sale of the oil and gas properties will be recognized.

      GAIN FROM THE SALE OF OIL AND GAS PROPERTIES - The difference between SALES PROCEEDS and TAX BASIS of properties will be recognized as GAIN BY THE GEODYNE PROGRAMS and allocated to the partners based upon their ownership percentage. The gain will either be ordinary gain or Section 1231 gain afforded capital gain treatment. The maximum ordinary income tax rate for individuals is 35% and in general the maximum income tax rate for individuals from long-term capital gains is 15%.

      ORDINARY OR CAPITAL GAIN - The character of the gain will be reflected on the partner's k-1 as either "Ordinary Gain" or "Section 1231 Gain".

      GAIN will typically be reflected as ORDINARY INCOME up to the amount of previously recognized depreciation and depletion expense. Any gain in excess of previously claimed depreciation and depletion expense will be reflected as
Section 1231 gain and taxed as a long-term capital gain. While the actual results will vary by each Geodyne Program, we anticipate that a SUBSTANTIAL PORTION of the gain from the sale of the oil and gas properties will be reflected as ORDINARY INCOME.

TAX IMPACT OF DISSOLUTION OF THE GEODYNE PROGRAMS:

PARTNER'S REMAINING BASIS - Each of the Geodyne Partners will have a remaining basis in the Geodyne Programs after receipt of the final cash distribution and final K-1 in either 2007 or 2008. This remaining basis will be treated as a long-term capital loss and can offset other long-term capital gains. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000.

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It is not possible for Geodyne to calculate the  remaining  basis of the Geodyne
Partners due to each partners separate elections and deductions such as percentage depletion, intangible drilling costs, and adjustments pursuant to IRC Sections 734(b) and 743(b), that would impact this calculation. Please consult your tax advisor.

TAX REPORTING:

Income from 2007 operations and the gain on oil and gas properties sold during 2007 will be reflected on the 2007 K-1 which will be distributed by March 15, 2008.

If there are remaining oil and gas properties and operations in 2008 the income from 2008 operations and the gain on sale of oil and gas properties sold during 2008 will be reflected on the 2008 K-1, which will be distributed by the end of 2008.



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